# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Camp4 Therapeutics Corporation, CIK 0001736730
CUSIP: 13463J101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 Talcott Avenue, Suite 201, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 08/13/2026
Filed by CIK 0001678203
Persons authorized to receive notices and communications: Lauren Crockett, Polaris Partners, One Marina Park Drive, 8th Floor, Boston, Massachusetts (MA), 02210, (781) 290-0770

## Reporting persons
- Polaris Management Co. VII, L.L.C. (CIK 0001678203): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,023,161; sole dispositive power 0; shared dispositive power 3,023,161; aggregate amount beneficially owned 3,023,161 (4.8% of the class)
  Comment: Consists of (i) 2,825,500 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D (as defined below)) held of record by PP VII (as defined in Item 2(a) of the Original Schedule 13D) and (ii) 197,661 shares of Common Stock held of record by PEF VII (as defined in Item 2(a) of the Original Schedule 13D). PMC VII (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of each of PP VII and PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members (as defined in Item 2(a) of the Original Schedule 13D), including Mr. Nashat (as defined in Item 2(a) of the Original Schedule 13D) who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter-ended June 30, 2026, filed with the Securities and Exchange Commission (the "Commission") on August 13, 2026 (the "Form 10-Q").
- Polaris Partners VII, L.P. (CIK 0001611189): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,825,500; sole dispositive power 0; shared dispositive power 2,825,500; aggregate amount beneficially owned 2,825,500 (4.5% of the class)
  Comment: All shares of Common Stock are held of record by PP VII. PMC VII is the general partner of PP VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.
- Polaris Entrepreneurs' Fund VII, L.P. (CIK 0001615991): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 197,661; sole dispositive power 0; shared dispositive power 197,661; aggregate amount beneficially owned 197,661 (0.3% of the class)
  Comment: All shares of Common Stock are held of record by PEF VII. PMC VII is the general partner of PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.
- Polaris Partners GP X, L.L.C. (CIK 0001910575): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.4% of the class)
  Comment: Consists of 909,090 shares of Common Stock held of record by PP X (as defined in Item 2(a) of the Original Schedule 13D). PPGP X (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of PP X and may be deemed to have voting, investment and dispositive power with respect to these securities. Each of Ms. Schulman and Mr. Chee (both as defined in Item 2(a) of the Original Schedule 13D) are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, holds an interest in PPGP X. Each of the PPGP X Managing Members (as defined in Item 2(a) of the Original Schedule 13D) and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.
- Polaris Partners X, L.P. (CIK 0001910577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.4% of the class)
  Comment: All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.
- Amir Nashat (CIK 0001575843): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,932,251; sole dispositive power 0; shared dispositive power 3,932,251; aggregate amount beneficially owned 3,932,251 (6.3% of the class)
  Comment: Consists of (i) 2,825,500 shares of Common Stock held of record by PP VII, (ii) 197,661 shares of Common Stock held of record by PEF VII, and (iii) 909,090 shares of Common Stock held of record by PP X. PMC VII is the general partner of each of PP VII and PEF VII and may be deemed to have voting, investment and dispositive power with respect to these securities. The PMC VII Managing Members, including Mr. Nashat who is a member of the Issuer's board of directors, are the managing members of PMC VII and may be deemed to share voting, investment and dispositive power with respect to these securities. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.
- Brian Chee (CIK 0001295675): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.4% of the class)
  Comment: All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.
- Amy Schulman (CIK 0001438226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 909,090; sole dispositive power 0; shared dispositive power 909,090; aggregate amount beneficially owned 909,090 (1.4% of the class)
  Comment: All shares of Common Stock are held of record by PP X. PPGP X is the general partner of PP X. The PPGP X Managing Members are the managing members of PPGP X. Mr. Nashat, a member of the Issuer's board of directors, is an interest holder of PPGP X. Each of the PPGP X Managing Members and Mr. Nashat may be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The percentage in Row 13 is based on 62,753,200 shares of Common Stock outstanding as of August 12, 2026, as set forth in the Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Camp4 Therapeutics Corporation
Address of issuer's principal executive offices: 100 Talcott Avenue, Suite 201, Watertown, Massachusetts (MA), 02472
Comment: This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on October 22, 2024 as amended by Amendment No. 1 filed with the Commission on September 11, 2025 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schdule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D. This Amendment is being filed to update the aggregate percentage of Common Stock owned by the Reporting Persons due to dilution caused by the Issuer's sales of additional shares of its Common Stock from time to time since the date of the filing of Amendment No. 1. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in Amendment No. 1.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Statement for each Reporting Person and the corresponding comments.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Polaris Management Co. VII, L.L.C.: /s/ Lauren Crockett, Lauren Crockett, Attorney-in-Fact (08/19/2026)
- Polaris Partners VII, L.P.: /s/ Lauren Crockett, Lauren Crockett, Attorney-in-Fact for Polaris Management Co. VII, L.L.C. the general partner of Polaris Partners VII, L.P. (08/19/2026)
- Polaris Entrepreneurs' Fund VII, L.P.: /s/ Lauren Crockett, Lauren Crockett, Attorney-in-Fact for Polaris Management Co. VII, L.L.C. the general partner of Polaris Entrepreneurs' Fund VII, L.P. (08/19/2026)
- Polaris Partners GP X, L.L.C.: /s/ Lauren Crockett, Lauren Crockett, General Counsel (08/19/2026)
- Polaris Partners X, L.P.: /s/ Lauren Crockett, Lauren Crockett, General Counsel of Polaris Partners GP X, L.L.C. the general partner of Polaris Partners X, L.P. (08/19/2026)
- Amir Nashat: /s/ Lauren Crockett, Lauren Crockett, Authorized Signatory (08/19/2026)
- Brian Chee: /s/ Lauren Crockett, Lauren Crockett, Authorized Signatory (08/19/2026)
- Amy Schulman: /s/ Lauren Crockett, Lauren Crockett, Authorized Signatory (08/19/2026)
Comment: This Amendment was executed with respect to each of Amir Nashat, Brian Chee, and Amy Schulman pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.